UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NIGHTFOOD HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

520 White Plains Road – Suite 500

Address of Principal Executive Office (Street and Number)

Tarrytown, New York 10591

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023. The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sean Folkson	(888)	888-6444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be significant changes in the results of operations from the corresponding period for the last fiscal year. Net revenues for the nine-month period ending March 31, 2023, are estimated at $103,944 compared to $321,000 for the nine-month period ending March 31, 2022. Net revenues for the three-month period ending March 31, 2023, are estimated at $10,605 compared to $127,173 for the three -month period ending March 31, 2022. This decrease is the result of the Company’s pivot away from supermarket distribution and shift to hotel distribution, where Management believes the Nightfood brand is better positioned to thrive.

The Company expects to report operating expenses of $155,659 and $460,646 respectively for the three months ended March 31, 2023 and March 31, 2022 and operating expenses of $1,485,144 and $1,966,538 respectively for the nine months ended March 31, 2023 and March 31, 2022. Operating expenses include selling, general and administrative expenses, advertising and promotional costs, professional fees and costs of products sold along with certain cash and non-cash expenses related to SEC compliance financing activities, and maintaining our public entity in good standing.

We have a significant gain from non-cash expenses recorded during the current three-month period ended March 31, 2023 in conjunction with settlements related to certain financing transactions recorded as financing costs which has resulted in other income in the period of $1,130,947 as compared to other expenses in the three months ended March 31, 2022 of $100,295. Other expense during the nine months ended March 31, 2023 and 2022 is expected to be $3,394,279 and $402,824, respectively, with the increase in other expense primarily related to interest expense from financing costs and the amortization of debt discount in the current nine months ended March 31, 2023..These non-cash transactions are recorded as expenses. This is not an increase in debt or payables.

The Company expects to report net income of $985,893 for the three months ended March 31, 2023 as compared to a net loss of $433,768 for the three months ended March 31, 2022, and net losses for each of the nine months ended March 31, 2023 and 2022 of $4,775,478 and $2,048,362, respectively.

NIGHTFOOD HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ Sean Folkson
Sean Folkson Chairman and CEO